

Mail Stop 4631

April 26, 2010

<u>via U.S. mail and facsimile</u>

Robert Arzbaecher, Chief Executive Officer
Actuant Corporation
13000 West Silver Spring Drive
Butler, Wisconsin 53007

>   **RE: Actuant Corporation**
>   **Form 10-K for the Fiscal Year Ended August 31, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended November 30, 2009**
>   **Definitive Proxy filed December 4, 2009**
>   **Form 8-K filed December 17, 2009**
>   **File No. 001-11288**

Dear Mr. Arzbaecher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Terence O'Brien
>   Accounting Branch Chief